INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way, Indianapolis, Indiana 46278
(317) 872-3000

January 4, 2007

VIA EDGAR

Ms. Barbara Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:  Interactive Intelligence, Inc.
         Registration Statement on Form S-3 filed October 19, 2006
         File No. 333-138085

         Form 10-K for the year ended December 31, 2005
         Form 10-Q for the quarter ended September 30, 2006
         Forms 8-K filed April 25, July 25 and October 23, 2006
         File No. 0-27385

Dear Ms. Jacobs:

Interactive Intelligence, Inc. (the "Company") is in receipt of the comment letter dated December 18, 2006 (the "Comment Letter") from the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC"). Per a telephone discussion between Tamara Tangen of the SEC and our outside counsel, we hereby respectfully notify the SEC of the Company's intent to respond to the Comment Letter on or before January 10, 2007.

If you should have any questions, please contact me at (317) 715-8412, or our outside counsel, Christine Long, at (317) 569-4879.

Very truly yours,

/s/ Stephen R. Head

Stephen R. Head

cc: Tamara Tangen
   Daniel Lee